Exhibit 21.1

Subsidiaries of Access to Money, Inc. (formerly TRM Corporation)

Subsidiary	State or Place of Incorporation
TRM ATM Corporation	Oregon
Access to Money ATM Corporation	Delaware
Access to Money Acquisition Corporation	Delaware
LJR Consulting Corp.	New Jersey
Access to Money – SL, Inc.	Delaware